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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Document Sciences Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

25614R105

(Cusip Number)

February 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 25614R105			Page 2 of 12

1.	Name of Reporting Person: Mercury Fund IV, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 11-3669642

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 129,778(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 129,778(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 129,778(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.0%(2)

12.	Type of Reporting Person: PN

(1)	Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures, Ltd. (“Mercury Ventures”), which is the General Partner of Mercury Fund IV, Ltd. (“Mercury IV”).

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004.

13G
CUSIP No. 25614R105			Page 3 of 12

1.	Name of Reporting Person: Mercury Fund V, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 27-0073981

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 105,023(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 105,023 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 105,023 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.2%(2)

12.	Type of Reporting Person: PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury Fund V, Ltd. (“Mercury V”).

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004.

13G
CUSIP No. 25614R105			Page 4 of 12

1.	Name of Reporting Person: Mercury Ventures, Ltd.		I.R.S. Identification Nos. of above persons (entities only): 75-2796235

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 234,801(1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 234,801(1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 234,801(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2%(2)

12.	Type of Reporting Person: PN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

13G
CUSIP No. 25614R105			Page 5 of 12

1.	Name of Reporting Person: Mercury Management, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 75-2796232

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 234,801 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 234,801 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 234,801 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2%(2)

12.	Type of Reporting Person: OO

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

13G
CUSIP No. 25614R105			Page 6 of 12

1.	Name of Reporting Person: Kevin C. Howe		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 234,801 (1)

		6.	Shared Voting Power: -0-

		7.	Sole Dispositive Power: 234,801 (1)

		8.	Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 234,801 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 7.2%(2)

12.	Type of Reporting Person: IN

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

CUSIP No. 25614R105	Page 7 of 12

Introduction

     Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, Mercury Fund IV, Ltd. (“Mercury IV”), Mercury Fund V, Ltd. (“Mercury V”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.

Item 1(a).	Name of Issuer:

Document Sciences Corporation, a Delaware corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6339 Paseo del Lago, Carlsbad, California 92009

Item 2(a).	Name of Person Filing:

Mercury Fund IV, Ltd.

Mercury Fund V, Ltd.

Mercury Ventures, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mercury IV, Mercury V, Mercury Ventures, Mercury Management and Mr. Howe is 5416 Arbor Hollow, McKinney, Texas 75070

Item 2(c).	Citizenship:

Mercury IV’s place of organization is Texas

Mercury V’s place of organization is Texas

Mercury Ventures’ place of organization is Texas

Mercury Management’s place of organization is Texas

Mr. Howe is a citizen of the United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

25614R105

CUSIP No. 25614R105	Page 8 of 12

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership as of March 31, 2004:

Mercury IV
(a)	Amount beneficially owned:		129,778(1)

(b)	Percent of class:		4.0%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	129,778(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	129,778 (1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004.

CUSIP No. 25614R105	Page 9 of 12

Mercury V
(a)	Amount beneficially owned:		105,023(1)

(b)	Percent of class:		3.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	105,023(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	105,023(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004.

Mercury Ventures

(a)	Amount beneficially owned:		234,801(1)

(b)	Percent of class:		7.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	234,801(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	234,801(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

((1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

CUSIP No. 25614R105	Page 10 of 12

Mercury Management

(a)	Amount beneficially owned:		234,801(1)

(b)	Percent of class:		7.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	234,801(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	234,801(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

Mr. Howe

(a)	Amount beneficially owned:		234,801(1)

(b)	Percent of class:		7.2%(2)

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or direct the vote	234,801(1)

	(ii)	Shared power to vote or direct the vote	-0-

	(iii)	Sole power to dispose or to direct the disposition of	234,801(1)

	(iv)	Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures, which is the General Partner of Mercury IV and Mercury V. Includes 129,778 shares owned by Mercury IV and 105,023 shares owned by Mercury V.

(2)	Assumes a total of 3,252,974 shares of common stock outstanding, based on Document Sciences Corporation’s Definitive Proxy Statement filed on March 29, 2004, of which 4.0% are owned by Mercury IV and 3.2% are owned by Mercury V.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Not Applicable.

CUSIP No. 25614R105	Page 11 of 12

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):

Mercury Fund IV, Ltd.

Mercury Fund V, Ltd.

Mercury Ventures, Ltd.

Mercury Management, L.L.C.

Kevin C. Howe

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Remainder of Page Intentionally Left Blank]

CUSIP No. 25614R105	Page 12 of 12

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 2, 2004	MERCURY FUND IV, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

		By:	MERCURY MANAGEMENT, L.L.C.
General Partner

			By:	/s/ Kevin C. Howe
			Name:	Kevin C. Howe
			Title:	Manager

April 2, 2004	MERCURY FUND V, LTD.

	By:	MERCURY VENTURES, LTD.
General Partner

		By:	MERCURY MANAGEMENT, L.L.C.
General Partner

			By:	/s/ Kevin C. Howe

			Name:	Kevin C. Howe
			Title:	Manager

April 2, 2004	MERCURY VENTURES, LTD.

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe

		Name:	Kevin C. Howe
		Title:	Manager

April 2, 2004	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

April 2, 2004	/s/ Kevin C. Howe
Name: Kevin C. Howe

EXHIBIT A
JOINT FILING AGREEMENT

SCHEDULE 13G
JOINT FILING AGREEMENT

     This Agreement is dated as of April 2, 2004 by and between Mercury Fund IV, Ltd. (“Mercury IV”), Mercury Fund V, Ltd. (“Mercury V”), Mercury Ventures, Ltd. (“Mercury Ventures”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”).

     WHEREAS, pursuant to paragraph (k)(1) of Rule 13d-1 promulgated under Section 13d(1) of the Securities Exchange Act of 1934, as amended (the “Act”), the parties hereto have decided to satisfy their filing obligations under the Act by a single joint filing.

     NOW, THEREFORE, the undersigned do hereby agree as follows:

     1. The Schedule 13G (the “Schedule 13G”) with respect to Document Sciences Corporation, a Delaware corporation, to which this Agreement is attached as Exhibit A is filed on behalf of Mercury IV, Mercury V, Mercury Ventures, Mercury Management and Mr. Howe. Mercury IV, Mercury V, Mercury Ventures and Mercury Management hereby authorize Mr. Howe to file the Schedule 13G on their behalf.

     2. Each of Mercury IV, Mercury V, Mercury Ventures, Mercury Management and Mr. Howe is responsible for the completeness and accuracy of the information concerning such person or entity contained therein; provided that each person or entity is not responsible for the completeness or accuracy of the information concerning any other person or entity making such filing.

[Remainder of Page Intentionally Left Blank]

     IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

MERCURY FUND IV, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY FUND V, LTD.

By:	MERCURY VENTURES, LTD.
General Partner

	By:	MERCURY MANAGEMENT, L.L.C.
General Partner

		By:	/s/ Kevin C. Howe
		Name:	Kevin C. Howe
		Title:	Manager

MERCURY VENTURES, LTD.

By:	MERCURY MANAGEMENT, L.L.C.
General Partner

	By:	/s/ Kevin C. Howe
	Name:	Kevin C. Howe
	Title:	Manager

MERCURY MANAGEMENT, L.L.C.

By:	/s/ Kevin C. Howe
Name:	Kevin C. Howe
Title:	Manager

/s/ Kevin C. Howe
Name: Kevin C. Howe